Jason M. Casella 212.459.7025 JCasella@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

March 22, 2010

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jeffrey Riedler

Re:	Tengion, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 17, 2010

File No. 333-164011

Dear Mr. Riedler:

On behalf of our client, Tengion, Inc. (the “Company”), we are responding to the written comment received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated March 18, 2010 (the “Comment Letter”). The Company’s response to the Staff’s Comment Letter is set forth below.

FORM S-l

Management, page 84

1.	We are reissuing prior comment 6 as it does not appear that you provided the requested analysis. Please provide us with a supplemental analysis which supports your conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on you and your business. In this analysis, please discuss your policies and practices of compensating your employees, including non-executive officers as they relate to risk management practices and risk-taking incentives. Please consider all material risks to your company, including, but not limited to incurring costs with a low probability of return, engaging in activities that may result in lawsuits and engaging in financing activities that erode shareholder value or otherwise put the company at risk. Alternatively, please revise your filing to provide the information required by Item 402(s) of Regulation S-K.

Securities and Exchange Commission

March 22, 2010

The Company respectfully advises the Staff that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company or its business. The Company’s employees are paid an annual base salary and in most instances are also paid a bonus. The target bonuses for all employees range from 3% to 35% of such employee’s base salary, depending on the level of the employee with the exception of the Company’s Chief Executive Officer’s whose target bonus is 50% of his annual base salary. The Company’s executive officers’ target bonuses range from 30% to 35% of their annual base salaries and the Company’s non-executive employees target bonuses range from 3% to 20% of their annual base salaries.

Bonuses are generally determined based on the achievement of Company objectives and the employee’s achievement of individual objectives. The allocation of the target bonus depends on the level of the employee. The Company’s Chief Executive Officer’s entire bonus is tied to the Company’s objectives, although his leadership impact on corporate outcomes may also be considered in some instances. The Company’s operating leadership team’s bonuses are allocated 75% to Company objectives and 25% to individual accomplishments versus objectives. The bonuses of the Company’s vice presidents, executive directors and others with direct reports are allocated 50% to Company objectives and 50% to individual accomplishments versus objectives. Lastly, the bonuses of all other employees are allocated 35% to Company objectives and 65% to individual accomplishments versus objectives.

Employees will be paid approximately 75% of their target bonus if objectives are accomplished within budget and may be adjusted upwards if objectives are achieved substantially under budget. Employees will be paid 100% of their target bonus if the Company objectives and individual objectives are both met within budget and on time, and will be adjusted appropriately to the extent that the execution of such objectives negatively or positively impacts outcomes. Employees will be paid up to 125% of their target bonus if objectives are accomplished on time, within budget and with excellent outcomes (as determined by the compensation committee of the board of directors for executive officers and the superiors of other employees), and the extent to which choices influenced favorable outcomes or timing and the extent to which quality or quantity of outcomes exceeded expectations will be considered. If the objectives are not met, the amount of bonuses paid to employees may be substantially reduced or not paid at all.

The Company’s grants of authority are very hierarchical and only certain executive officers have the authority to advance product candidates through pre-clinical and clinical trials, contractually bind the Company, incur costs, engage in activities that may result in lawsuits or enter into financing arrangements, and in many instances, such actions must be approved by the Company’s board of directors. Because of the grants of authority, the Board of Directors believes that no individual employee has the authority to create material risks to the Company in his or her sole discretion. Additionally, the Company’s compensation structure is not set up to incentivize employees to take risks that are reasonably likely to have a material adverse effect on the Company as every employee’s annual base salary comprises the vast majority of their annual

Securities and Exchange Commission

March 22, 2010

income and a large percentage of most of the employees’ bonuses are directly tied to their accomplishment of individual objectives. Even if all objectives were met on time, within budget and with excellent outcomes, the bonus awarded to an employee will never exceed such employee’s annual base salary, and in most instances will be significantly less than such employee’s annual base salary. The table below reflects the maximum bonus percentage relative to annual base salary for the Chief Executive Officer, the Company’s executive officers and all other employees.

Position	Maximum Bonus as a Percentage of Annual Base Salary
Chief Executive Officer	62.5%
Executive Officers	43.75%
All Other Employees	25.0%

Such a structure does not incentivize employees to take risks that would jeopardize the Company or its business. Additionally, the risks inherent with meeting the Company objectives are directly related to the overall risk and reward structure of a biotechnology company such as the Company, and are not related to risks incurred by an employee in the course of that employee’s performance of his or her assigned tasks. Therefore, the compensation policies and practices for the Company’s employees are not reasonably likely to have a material adverse effect on the Company or its business.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (212) 459-7025 or Martin C. Glass at (212) 813-8891.

Sincerely,

/s/ Jason M. Casella
Jason M. Casella

cc:	Keira Nakada

Gus Rodriguez

Jennifer Riegel

Suzanne Hayes

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